Exhibit 99.1

PRESS RELEASE

Maxar Technologies Responds to Misleading Short Sell Report

WESTMINSTER, CO and VANCOUVER, August 7, 2018 /CNW/ - The report on Maxar Technologies Ltd. ("Maxar" or the "Company", formerly MacDonald, Dettwiler and Associates Ltd.) (NYSE and TSX: MAXR) released today by Spruce Point Capital Management contains a number of inaccurate claims and misleading statements.  Maxar believes it is a malicious attempt by a short-seller to profit, at the expense of Maxar shareholders, by manipulating Maxar’s stock price.

Maxar continues to execute against its strategy, and recently reaffirmed its full year 2018 guidance for revenue and cash flow from operations, while increasing its full-year adjusted EPS outlook. Maxar believes that the Company remains positioned for future growth. Management and the Board of Directors are focused on delivering enhanced value for all Maxar shareholders.

Maxar continues to be fully committed to transparency in all of its investor presentations and financial reports. Please refer to the Company's disclosure materials filed with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com, for more information.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically-integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto

Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to managements' expectations with respect to: guidance for revenue, cash flow from operations and full-year adjusted EPS outlook, of Maxar Technologies Ltd. (the “Company”); and other statements that are not historical facts.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by the Company, including expectations and assumptions concerning: market and general economic conditions; planned synergies, capital efficiencies and cost-savings; applicable tax laws; and the availability and cost of labor, services and materials. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this press release. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the loss or reduction in scope of any of the Company’s primary contracts, or decisions by customers not to exercise renewal options; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for the Company’s products and services; failure to maintain technological advances and offer new products to retain customers and market position; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to the Company’s reputation; increased competition that may reduce the Company’s market share or cause the Company to lower its prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; the Company’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in Canadian or foreign law or regulation that may limit the Company’s ability to distribute its products and services. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact

Jason Gursky

Maxar Technologies

1-303-684-2207

jason.gursky@maxar.com

Media Contact

Turner Brinton

Maxar Technologies

1-303-684-4545

turner.brinton@maxar.com